4/28

04024645

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Raffles Medical Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 30 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4926 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/30/04

ARls
12-31-03



Vitality Of **Life**

RafflesMedicalGroup

Contents

Vitality Of Life

Life is bursting with energy and verve, and it is our firm belief that good health is essential to enjoying life's rich experiences. To our patients and the community, we offer holistic care through three core areas: clinical services, hospital care and health supplements. We are not only dedicated to helping our patients recover from ailments; we want them to take charge of their own health.

For out of good health springs life & goodness. And such vitality of life is what we hope to offer to everyone through our proactive approach to health care.



Chairman's Message



Dear Shareholders

2003 has been a tumultuous year for Singapore and the region. It will also be remembered as one of the most eventful years for the Group. I am happy to announce that the Group has fared well despite the scourge of SARS and a weak economy.

Encouraging Growth

Raffles Medical Group ended the year on a high note with strong performances from key operating units - Raffles Hospital and Raffles Medical Clinics.

Boosted by increased admissions at Raffles Hospital and a rise in foreign patient volume, the Group experienced a healthy 12.6 per cent growth in revenue and a 78.9 per cent growth in net profit after tax and minority interests over the previous year.

Compared with 2002, the Group's revenue grew from $88.0 million to $99.1 million and net profit after tax increased from $4.5 million to $8.1 million.

Revenue at Raffles Hospital grew 10.0 per cent from $36.9 million to $40.5 million and profit before tax grew 79.7 per cent, from $0.8 million to $1.4 million.

Admissions for the whole year rose by 21.2 per cent over the previous year, with the 4th quarter chalking the highest increase.

The Raffles Medical network of clinics contributed positively to the Group's performance as patient numbers continue to grow. Revenue from the clinics grew 11.4 per cent from $55.2 million to $61.5 million and profits before tax rose 57.7 per cent from $5.2 million to $8.2 million.

While SARS affected the occupancy rate at Raffles Hospital, the Group's launch of Raffles Health, a new personal health unit, proved timely with our SARS Protect range of products and Raffles brand nutraceuticals meeting with enthusiastic response from corporate clients, patients and retailers.

Because we are a diversified healthcare business which includes a wide network of GP clinics, a hospital, diagnostic centre and a personal health unit, we were less vulnerable to the vagaries of the cyclical change in the economy and unforeseeable events like SARS and the Asian financial crisis.

Grace under Pressure

2003 was also the year we handled two very high profile separation surgeries of conjoined twins. 29-year-old Iranian Twins Laleh and Ladan were separated but unfortunately did not survive. Conjoined Korean Twins Ji Hye and Sa Rang were successfully separated and are now well on the road to recovery and normal development.

We were much saddened by the loss of Laleh and Ladan. But the fact that our team of doctors and nurses had the courage and mental fortitude to carry out the separation surgery of the Korean Twins so soon after the earlier setback was a testimony to the indomitable Raffles spirit that we are so proud of.

People have questioned why we took on these surgeries. I can only say that unlike other businesses, we as healthcare professionals are obliged to share our skills, talents and experience for the benefit of our patients and the society at large. Helping the unfortunate and less privileged is indeed a core value of the Group. And as a Group of physicians, nurses and healthcare managers we must do our best to help whenever there is a chance that we can save lives or do something to improve the quality of life of our patients.

These two episodes also demonstrated the strength of the Group Practice model, where our multidisciplinary group of specialists worked together as a close-knit team to tackle complex surgeries as well as deliver integrated care seamlessly.

Rising to the Challenge

The Group's responsiveness shone through during the SARS outbreak of 2003. When SARS hit the region, we were not only quick to come up with our SARS Protect kits to help Singaporeans cope with the deadly virus, we recruited a team of about 300 staff to carry out SARS screening at the airports, as well as land and sea checkpoints.

As part of our ongoing community service, many of our doctors gave talks on the then relatively unknown disease to our corporate clients and our patients. Our team of doctors and nurses also helped our corporate clients develop contingency plans to ensure business continuity.

Our ability to respond speedily was again demonstrated when an influenza epidemic broke out in the United States and Europe in October last year. Against a backdrop of vaccine shortages, we secured tens of thousands of flu vaccines to administer to our patients.

A More Optimistic Outlook

We entered 2004 with a more comfortable margin of growth. The Government's initiatives to promote Singapore as the region's medical hub, as well as recent economic growth indicators pointing to a stronger economic recovery, all augur well for the Group.

With the Health Ministry planning to relax their guidelines on hospital advertising and with private hospitals geared to take a bigger role in capturing the foreign patients market, we can look forward to a positive year ahead.

A Note of Thanks

I would like to thank my Board of Directors for their support and advice as we bring our diversified and integrated healthcare business to new heights.

I also want to recognise the contributions of all within the Raffles family – from our dynamic senior management team to our hardworking and dedicated team of family physicians, consultant specialists, nurses, technicians, healthcare managers and support staff.

Lastly, my heartfelt appreciation to all our patients and corporate clients for their unwavering support of our unique brand of medical care.

Growing Stronger

The phenomenon of Commercial Darwinism reminds us that with each threat and challenge, organisations and companies either become stronger or weaker.

Having weathered a difficult year and emerging unscathed, Raffles Medical Group has not just become stronger but will be a more potent healthcare force to be reckoned with in time to come.

Dr Loo Choon Yong
Executive Chairman

Board of Directors



from left to right:

Dr David McKinnon Lawrence Independent Director

Dr David McKinnon Lawrence currently serves on the Boards of Agilent Technologies, Pacific Gas and Electric Corporation, The Rockefeller Foundation, McKesson Corporation, and the RAND Health Advisory Board, among others. He also serves in advisory roles to the biotechnology industry.

Dr Lawrence was the former Chairman and Chief Executive Officer of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals in the United States. He joined the Board on 25 July 1997.

Dr Loo Choon Yong Executive Chairman and Co-Founder

Dr Loo Choon Yong is the Executive Chairman and co-founder of Raffles Medical Group.

Dr Loo was a Member of the Government Economic Review Committee (ERC) and Chairman of the ERC's Healthcare Services Working Group (HSWG). He is a Member of the Ministry of Finance's Council on Corporate Disclosure and Governance (CCDG) and a Member of the Tourism Consultative Council. Dr Loo is also currently the Deputy Chairman of the Action Committee for Entrepreneurship (ACE), an initiative to promote entrepreneurship in Singapore.

Dr Loo is the President of the Singapore Anti-Narcotics Association (SANA), a position he has held since 1996. He is also the Vice Chairman of National Council Against Drug Abuse (NCADA) and a member of the Board of Trustees for the Singapore Management University (SMU) and the Chinese Development Assistance Council (CDAC).

Mr Tan Soo Nan Independent Director

Mr Tan Soo Nan is the Chief Executive Officer of Singapore Pools (Private) Limited, a wholly owned subsidiary of Temasek Holdings (Private) Limited.

Mr Tan is a Trustee of the Singapore Totalisator Board SCO Trust. He is also a Member of the Income Tax Board of Review, Goods and Services Tax Board of Review, Football Association of Singapore, National Volunteer and Philanthropy Centre and Council on Governance of Institutions of a Public Character.

Mr Tan was formerly the Chief Executive Officer of Temasek Capital (Private) Limited and Senior Managing Director of DBS Bank and has over 29 years of experience in the banking industry. He joined the Board on 28 July 2000.

Associate Professor Wee Beng Geok Independent Director

Associate Professor Wee Beng Geok is Associate Professor at the Nanyang Business School, Nanyang Technological University, where she is Programme Director for the Nanyang MBA and MSc in Human Capital Management. She is also Director of Asian Business Case Centre, a business case research and publishing centre at the Nanyang Business School.

She has worked both in the corporate sector and the academia. She was a faculty member at the School of Electrical and Electronics Engineering, NTU, from 1987 to 1994 and has held management positions in various companies. She joined the Board on 27 November 2000.

Professor Lim Pin Independent Director

Professor Lim Pin is Professor of Medicine at National University of Singapore (NUS) and Senior Consultant Endocrinologist at the National University Hospital.

He was the former Vice Chancellor of NUS from 1981 to 2000, and is its first University Professor, the University's highest academic appointment conferred in 2000, in recognition of his work and achievements.

Professor Lim chairs the National Wages Council and the Bioethics Advisory Committee. He joined the Board on 19 February 2001.

Senior Management



1 **Dr Loo Choon Yong**
Executive Chairman

2 **Mr Lawrence Lim**
General Manager,
Raffles Hospital and
Clinic Network Operations

3 **Mrs Hilda Yap**
Director,
Finance and Administration

4 **Mr Moiz Tyebally**
Director,
Corporate Affairs

5 **Dr Yii Hee Seng**
Deputy Medical Director,
Clinic Network Operations and
Director, Hong Kong Operations

6 **Ms Annie Pang**
Deputy Director,
Inpatient Operations

7 **Dr Prem Kumar Nair**
General Manager,
Corporate Services

8 **Ms Chua Pek Kim**
Deputy Director,
Human Resource

9 **Mr Chan Chong Leong**
General Manager,
Raffles Health

10 **Professor Walter Tan**
Medical Director,
Raffles Hospital

11 **Mr Han Jok Kwang**
Director,
Information Technology

12 **Dr Andre Leong**
Senior Manager,
Corporate Services

13 **Mrs Kimmy Goh**
Deputy Director,
Finance

14 **Dr Yang Ching Yu**
Deputy Medical Director,
Raffles Hospital

15 **Ms Loke Mei Choo**
Senior Manager,
Clinic Network Operations

16 **Mr Raju Narayan**
Senior Manager,
Support Operations

17 **Ms Kew Lee Ming**
Deputy Director,
Ambulatory Operations

18 **Dr Wilson Wong**
Medical Director,
Clinic Network Operations



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Operations Review

The Raffles Growth Story

GROWTH ALL AROUND

Raffles Medical Group recorded an overall growth of 78.9 percent in 2003.

We achieved this through sterling performances from Raffles Hospital and our network of Raffles Medical clinics.

Our new personal health unit - Raffles Health, also contributed to the business while our network of clinics went into overdrive, servicing our ever-growing stable of corporate clients and administering flu vaccinations to Singaporeans by the thousands.

BREAKING NEW GROUNDS WITH RAFFLES HEALTH

Raffles Health, our new personal health unit, was launched in March 2003 to develop and market quality health supplements and medical diagnostic equipment.

This coincided with the SARS outbreak and our SARS Protect range of masks, thermometers, alcohol swabs and Vitamin C met with enthusiastic response from our corporate clients, patients and the public at large.

Raffles Health has already been launched in Brunei and we will be looking at making inroads into other Asian countries.





A hospital for all your healthcare needs.



Terence Heng, aged 3, a patient of Raffles Children's Centre.

life's happiest moments

... are not to be taken for granted. Which is why your health and well-being are so important to us.

SARS - A KEY CHALLENGE FOR US

One of the key highlights of 2003 was undeniably SARS and its impact on our business.

SARS wreaked havoc on the healthcare industry as a whole as people steered clear of hospitals during the outbreak months of March, April and May 2003.

That did not stop the Group from playing an important role in the control of this new deadly virus. Our response was swift and intense.



A wide range of Raffles health supplements.


SARS
Protect

Raffles Health launches SARS Protect range of products.

always ready, always keen



Flu vaccination for staff.



Flu vaccination for healthcare workers.

... to be at the forefront of battle against diseases and epidemics.




Raffles Medical Centre
Emergency medical evacuation at Changi Airport clinics.



Complementing the public health authorities' efforts to combat SARS, we responded swiftly by putting up authoritative information on our website to educate our corporate clients and the community on SARS. Our doctors held regular health talks for our corporate clients on their premises, and health advisories were emailed to keep them up-to-date on the situation.

When Raffles Medical Group was awarded the tender to conduct SARS screening at checkpoints, we recruited and trained about 300 people in a span of three days and were soon doing SARS screening at Changi and Seletar Airports, Tuas and Woodlands land checkpoints, Woodlands train checkpoint, as well as Maritime Port Authority and Singapore Cruise Centre terminals.

We developed a training course to familiarise our screening officers with SARS and management of patients with fever. The training sessions included the proper handling and usage of medical equipment and thermal scanners, the use of various thermometers, and the proper handling and disposal of biohazardous materials.

We also sponsored 3,000 thermometers for the students of 19 special schools in Singapore.

With the restructured hospitals designated as SARS hospitals and the public sector facing a crisis of bed shortage, Raffles Hospital became the first private hospital to volunteer to accept patients from the public sector. A pilot project was eventually carried out in July when 10 patients from Singapore General Hospital were warded at Raffles Hospital for Total Knee Replacement.

Raffles Medical Group was duly recognised for its multiple contributions when, on National Day last year, we were awarded the Certificate of Commendation by the President of Singapore.

FOR THE FIRST TIME - FLU VACCINATION ON A LARGE SCALE

When an influenza epidemic broke out in the United States and Europe in October, we administered flu vaccination to more than 30,000 Singaporeans, including 7,000 elderly residents and 3,000 staff at nursing homes. All Raffles staff also received flu vaccination to keep them infection free during the epidemic.

To cope with an imminent vaccine shortage, we worked with various suppliers to ensure that we had a steady stock of flu vaccines to serve the public. We also gave talks to corporate clients and published influenza-related news bulletins which were circulated to corporate clients via email.

TO OUR PATIENTS OUR BEST - NO MATTER WHAT

[illegible]

In early July 2003, our doctors led an international team of experts in an attempt to separate adult craniopagus twins Laleh and Ladan Bijani. The twins were separated on July 8 but unfortunately did not survive the operation.

This did not dampen the spirit of the medical team as our doctors and nurses put in an unwavering effort towards the separation of the Korean conjoined twins Ji Hye and Sa Rang and successfully separated them just two weeks after the demise of Laleh and Ladan.

In memory of these brave young ladies and their indomitable spirits, we have set up a new Laleh and Ladan Memorial Fund, run under the auspices of The Medical Foundation - to raise money for needy patients with neurological conditions.

GROUP PRACTICE MODEL - A DRAW FOR NEW SPECIALISTS

Raffles' unique Group Practice Model has proved to be a hit among doctors who believe in team-based care. In 2003, our women's and children's services received a boost when we saw two Consultant Paediatricians and a Consultant Obstetrician and Gynaecologist join us from the public sector. Raffles Denticare also found stewardship with the appointment of a new Clinical Director, who is an experienced Consultant Orthodontist.

DEVELOPING RAFFLES INTO AN INTERNATIONAL PATIENTS HUB

In October 2003, the Singapore government launched Singapore Medicine, an initiative spearheaded by the Economic Development Board (EDB), the Singapore Tourism Board (STB) and International Enterprise Singapore (IES) to promote Singapore as a medical hub.

With our newly formed international marketing team, Raffles is now ready to expand beyond our traditional markets of Malaysia and Indonesia, into the Middle East, China, Indo China and the Indian Subcontinent.

We have also beefed up our International Patients Centre with more Patient Relations Officers. They are certified as "Tourism Ambassadors", enabling them to introduce Singapore as a tourist attraction to patients and their family members, in addition to seeing to their medical needs.

In January 2004, we opened up our new International Patients Lounge on the second storey of Raffles Hospital where foreign patients can have one-on-one discussions with our officers, plan their stay in Singapore and surf the medical internet.



Mrs E.J.Koenders, patient of Raffles Women's Centre, with her husband.

tender loving care

... 1,000 miles away from home. With the kind of care we provide, you'll never walk alone.



Ji Hye and Sa Rang successfully separated.


Raffles

Newly opened International Patients Lounge.

A TOTAL HEALTHCARE BUSINESS

Raffles Medical Group is now a complete integrated healthcare business that provides care seamlessly from the primary care level at our network of GP clinics, to tertiary care provided by our multidisciplinary team of specialists at Raffles Hospital.

With Raffles Health, we cater to people's wellness by ensuring that they take charge of their own health.

We are one step closer to achieving our mission of providing the best total healthcare to our patients and fulfilling our vision of becoming the leading lifelong partner for all our patients' health and wellness needs.

Corporate Information

Raffles Medical Group Ltd

Dr Loo Choon Yong (Executive Chairman)
Dr David McKinnon Lawrence
Mr Tan Soo Nan
Associate Professor Wee Beng Geok
Professor Lim Pin

Mr Tan Soo Nan (Chairman)
Associate Professor Wee Beng Geok
Dr Loo Choon Yong

Dr Loo Choon Yong (Chairman)
Professor Lim Pin
Associate Professor Wee Beng Geok

585 North Bridge Road
Raffles Hospital #11-00
Singapore 188770

Mr Moiz Tyebally

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

KPMG
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581
Partner-in-Charge : Mr Ong Pang Thye
(Year of Appointment: 2002)

United Overseas Bank Limited
Oversea-Chinese Banking Corporation Limited
The Development Bank of Singapore Ltd

Raffles Hospital Pte Ltd

Dr Loo Choon Yong (Chairman)
Professor Walter Tan
Professor Edward Tock
Mr Lock Sai Hung
Ms Jennie Chua
Dr Alfred Loh
Dr Wilson Wong
Dr Yang Ching Yu

Raffles Medical Group Ltd and its Subsidiaries

Annual Report For The Year Ended 31 December 2003

Corporate Governance

Corporate Governance Statement

The Directors and Management of Raffles Medical Group are committed to comply with the Code of Corporate Governance (Code) issued by the Corporate Governance Committee in March 2001 so as to ensure greater transparency and protection of shareholders' interests. This statement outlines the main corporate governance practices that were in place throughout the financial year. The Company has generally complied with the principles of the Code.

The Board's Conduct of its Affairs

RMG's Board of Directors (the Board) primary role is to protect and enhance long-term value of all RMG's shareholders. It sets the overall strategy for the Group and supervises senior management. To fulfil this role, the Board is responsible for the overall corporate governance of the Group including setting its strategic direction, establishing goals for management and monitoring the achievement of these goals.

The Board currently holds 4 scheduled meetings each year. In addition, the Directors meet to discuss strategy and hold extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise. We have disclosed the attendance of the Directors at Board Meetings and Board Committees, as well as the frequency of such meetings in the Report.

The Board has decided that certain matters must always be approved by the Board. These include:

- approval of quarterly results announcements;
- approval of the annual report and accounts;
- declaration of interim dividends and proposal of final dividends;
- convening of shareholders' meetings;
- approval of corporate strategy and direction of the Group;
- material acquisition or disposal;
- approval of transactions involving a conflict of interest for a substantial shareholder or a director or interested person transactions; and
- appointment of new directors

All other matters are delegated to Committees whose actions are reported to and monitored by the Board.

Training of Directors

All new Directors are given briefing sessions on the operations of all the key business and support units. Prior to their appointment, new directors are provided with relevant information on their duties as directors under Singapore law. Directors are also updated regularly on accounting and regulatory changes.

Directors may at any time request further explanation, briefing or informal discussion on any aspects of the company's operations.

Board Composition and Balance

The names of the directors of the Company in office at the date of this Statement are set out below.

The Board has reviewed its composition and is satisfied that such composition is appropriate. The Board constantly examines its size with a view to determine the impact upon its effectiveness.

As at the date of this report, RMG's Board comprises five suitably qualified members:

Name of Directors	Date of Appointment	Nature of Appointment	Prime Function	Other Functions	Academic and Professional
Dr Loo Choon Yong Age: 55	16/8/89	Executive/ Non-independent	Chairman	Chairman of Nomination & Compensation Committee and Member of Audit Committee	MBBS (S'pore), MCFP (S'pore), Dip. Cardiac Medicine (London), LLB (Hons) London, Barrister(Middle Temple)
Mr Tan Soo Nan Age: 56	28/07/00	Non-executive/ Independent	Member	Chairman of Audit Committee	Bachelor of Business Admin (Hons), Associate of The Chartered Institute of Bankers Chief Executive Officer of Singapore Pools (Pte) Ltd
Professor Lim Pin Age: 68	19/02/01	Non-executive/ Independent	Member	Member of Nomination & Compensation Committee	MBBChir (Cambridge), MA (Cambridge), MRCP (London), MD (Cambridge), FAM, FRCP (London), FRACP, FRCPE, FACP Professor of Medicine at NUS and Senior Consultant Endocrinologist at NUH
Associate Professor Wee Beng Geok Age: 56	27/11/00	Non-executive/ Independent	Member	Member of Audit Committee and Nomination & Compensation Committee	PhD (Management Systems & Sciences) MBA Cranfield University (UK) Associate Professor at Nanyang Business School, Nanyang Technological University
Dr David M. Lawrence Age: 64	25/07/97	Non-executive/ Independent	Member	-	BA degree (Amherst College), MD (University of Kentucky), MPH (University of Washington)

Particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are set out in the Directors' Report.

Independent Members of the Board

Four of the 5 members of the Board are Independent Directors. They are: Dr David M. Lawrence, Mr Tan Soo Nan, Prof Lim Pin and Assoc Prof Wee Beng Geok. The criterion of independence is based on the definition given in the Code. The Board considers an "independent" director as one who has no relationship with the Company, its related companies or its officers that could interfere, or be reasonably perceived to interfere, with the exercise of the director's independent business judgment.

As non-executive members of the Board, the Independent Directors, exercise no management functions in the Company or any of its subsidiaries. Although all the Directors have equal responsibility for the performance of the Group, the role of the non-executive directors is particularly important in ensuring that the strategies proposed by the executive management are fully discussed and rigorously examined and take account of the long-term interests, not only of the shareholders, but also of employees, customers, suppliers and the many communities in which the Group conducts business.

The Board considers its non-executive directors to be of sufficient calibre and number and their views to be of sufficient weight that no individual or small group can dominate the Board's decision-making processes. The non-executive directors have no financial or contractual interests in the Group other than by way of their fees, shareholdings and participation in the Group Stock Option as set out in the Directors' Report.

The Company's Articles of Association, require all directors to submit themselves for re-election at least once every three years at the Company's Annual General Meeting.

Chairman and Chief Executive Officer (Executive Chairman)

It is the view of the Board that it is in the best interests of the Group to adopt a single leadership structure i.e. where the CEO and Chairman of the Board is the same person, so as to ensure that the decision-making process of the Group would not be unnecessarily hindered.

The Executive Chairman is Dr Loo Choon Yong who is responsible for the day-to-day running of the Group as well as the exercise of control over the quality, quantity and timelines of information flow between management and the Board. He has played an instrumental role in developing the business of the Group and has also provided the Group with vision and strong leadership.

All major decisions by the Executive Chairman are reviewed by the Audit Committee. His performance and remuneration is reviewed periodically by the Nomination & Compensation Committee. Both the Audit and Nomination & Compensation Committees comprise mainly of Independent Directors of the Group. As such, the Board believes that there are adequate safeguards in place against having a concentration of power and authority in a single individual.

Criteria for Board Membership

Board Members are selected for their character, judgment, business experience and acumen. Where a director has multiple board representations, the Nomination & Compensation Committee will evaluate whether or not a director is able to and has been adequately carrying out his or her duties as director of the Company. Final approval of a candidate is determined by the full Board.

In appointing directors, RMG Board considers the range of skills and experience required in the light of:

- the geographical spread and diversity of the Group's businesses;
- the strategic direction and progress of the Group;
- the current composition of the Board; and
- the need for independence

Board Performance

Informal reviews of the Board's collective performance are conducted periodically and on a regular basis by the Nomination & Compensation Committee, with inputs from the other Directors and the Executive Chairman. Such performance criteria includes comparisons with its industry peers. The Board considers that it would be more appropriate in the first phase of its appraisal process to focus on collective Board performance and defer individual assessment to a later stage.

The Board is also of the view that the financial indicators set out in the Code as guides for the evaluation of Directors are more of a measure of Management's performance and less applicable to Directors. The Board therefore believes that its performance should be judged on the basis of accountability as a whole, rather than strict definitive financial performance criteria.

Access to Information

Directors receive a regular supply of information from Management about the Group so that they are equipped to play as full a part as possible in Board meetings. Detailed Board papers are prepared for each meeting of the Board. The Board papers include sufficient information from Management on financial, business and corporate issues to enable the Directors to be properly briefed on issues to be considered at Board meetings.

All Directors have unrestricted access to the Company's records and information and receive detailed financial and operational reports from Senior Management during the year to enable them to carry out their duties. Directors also liaise with Senior Management as required, and may consult with other employees and seek additional information on request.

In addition, Directors have separate and independent access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring the established procedures and relevant statutes and regulations are complied with. The Company Secretary attends all Board meetings.

Each Director has the right to seek independent legal and other professional advice, at the Company's expense, concerning any aspect of the Group's operations or undertakings in order to fulfil their duties and responsibilities as Directors.

Remuneration Matters

The Group's remuneration policy is to provide compensation packages at market rates which reward successful performance and attract, retain and motivate managers and directors.

The Nomination & Compensation Committee determines the remuneration packages for the Executive Chairman and Senior Management based on the performance of the Group and the individual. The Executive Chairman does not participate in meetings to discuss his compensation package. The performance of non-executive Directors is reviewed by the Executive Chairman on an ongoing basis.

Details of remuneration paid to the directors are set out below:

	Number of directors	
Remuneration band	**2003**	**2002**
S$500,000 and above	1	1
S$250,000 to below S$500,000	-	-
Below S$250,000	4	4
	5	5

Summary compensation table for the year ended 31 December 2003 (Group):

Name of Directors	Salary(1) %	Bonus(2) %	Directors' fees %	Total Compensation %	Share Options Grants(3)	Exercise Price	Date of Expiry
S$500,000 and above							
Dr Loo Choon Yong Executive Chairman	29	71	-	100	-	-	-
Below S$250,000							
Dr David M. Lawrence Non-executive	-	-	100	100	200,000	$0.285	30/3/08
Mr Tan Soo Nan Non-executive	-	-	100	100	200,000	$0.285	30/3/08
Associate Professor Wee Beng Geok Non-executive	-	-	100	100	200,000	$0.285	30/3/08
Professor Lim Pin Non-executive	-	-	100	100	200,000	$0.285	30/3/08

(1) The salary amount shown is inclusive of allowances, CPF, all fees other than directors' fees, and other emoluments.

(2) The bonus amount shown is inclusive of CPF.

(3) Relates to options granted during the year by the Company.

Key Executives' Remuneration

The Code requires the remuneration of at least the top 5 key executives who are not also directors to be disclosed within bands of S$250,000. The Company believes that disclosure of the remuneration of individual executives who may also be clinicians is disadvantageous to its business interests, given the highly competitive industry conditions, where poaching of executives has become commonplace in a liberalised environment.

Accountability and Audit

In presenting the annual financial statements and quarterly announcement to shareholders, the Board aims to provide shareholders with a balanced and comprehensive assessment of the Group's position and prospects. Management currently provides the Board with appropriately detail and management accounts of the Group's performance, position and prospects on a quarterly basis.

Board Committees

To assist the Board in the execution of its duties, the Board has delegated specific functions to the following Committees:

(a) Nomination & Compensation Committee
(b) Audit Committee

Nomination & Compensation Committee

This Committee was established in July 2001 and comprises the Executive Chairman, Dr Loo Choon Yong and two independent directors – Professor Lim Pin and Associate Professor Wee Beng Geok. The Committee, in consultation with the Chairman is responsible for the implementation and administration of the Employees' Share Option Scheme as well as reviewing the appointment and compensation of senior management staff. Members of the Committee who are eligible are not involved in deliberations in respect to any options to be granted to them. The Executive Chairman of the Group opted not to participate in the Employees' Share Option Scheme. The Committee also reviewed the compensation of the Executive Chairman to ensure that he is appropriately rewarded, giving due regard to the financial and commercial health and business needs of the Group.

Audit Committee

The Audit Committee, chaired by Mr Tan Soo Nan, an Independent Director, meets periodically with the Group's external auditors and its Senior Management to review accounting, auditing and financial reporting matters so as to ensure that an effective control environment is maintained in the Group.

The Audit Committee also monitors proposed changes in accounting policies and discusses the accounting implications of major transactions. In addition, the Committee advises the Board regarding the adequacy of the Group's internal controls and the contents and presentation of its preliminary, interim and annual reports.

Specifically, the Audit Committee:

- reviews the audit plans and scope of audit examination of the external auditors and approves the audit plans of the internal auditors;
- evaluates the overall effectiveness of both the internal and the external audits through regular meetings with each group of auditors;
- reviews the adequacy of the internal audit function;
- determines that no restrictions are being placed by Management upon the work of the internal and external auditors;
- evaluates the adequacy of the internal control systems of the Group by reviewing written reports from the internal and external auditors, and Management's responses and actions to correct any deficiencies;
- evaluates adherence to the Group's administrative, operating and internal accounting controls;
- reviews the annual and interim financial statements and announcements to shareholders before submission to the Board for adoption;
- reviews interested person transactions (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") to ensure that they are on normal commercial terms and not prejudicial to the interests of the Company or its shareholders;
- discusses with the external auditors any suspected fraud or irregularity or failure of internal controls or suspected infringement of any Singapore or other applicable law, rule and regulation; and
- considers other matter as requested by the Board.

The Audit Committee is authorised to investigate any matter within its terms of reference, and has full access to Management and also full discretion to invite any director or executive officer to attend its meetings, as well as reasonable resources to enable it to discharge its function properly.

Internal Controls
The Board acknowledges that it is responsible for the overall internal control framework. It recognises that no internal control system is foolproof as the system is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can therefore provide only reasonable and not absolute assurance against material misstatement or loss. The Directors regularly review the effectiveness of all internal controls, including operational controls.

The Board assesses risks and evaluates them as part of an integral part of the annual strategic planning cycle. Having identified the risks to achievement of their strategic objectives, each business unit in the Company is required to document the management and mitigating actions in place and proposed in respect of each significant risk.

Internal Audit
The Group set up an in-house internal audit function during the year. The internal audit unit will promote internal control in the Group and monitor the performance and application of internal procedures. The internal auditor is expected to meet or exceed the standards set by nationally or internationally recognised professional bodies including the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

The internal audit unit will also assess the risks affecting the Group in its activities and in all its entities so that they can be identified, analysed and sufficiently hedged.

The Group's internal audit function has a formal charter approved by the Board in early 2004 which describes its purpose, authority and responsibility. It supports the Directors in assessing key internal controls through a structured review programme.

The internal auditor reports primarily to the Chairman of the Audit Committee, Mr Tan Soo Nan. The Audit Committee will ensure that the internal auditor has adequate resources and has appropriate standing within the Group. The Committee will assess the effectiveness of the internal auditor on an annual basis by examining:

- the scope of the internal auditors' work;
- the quality of their reports;
- their relationship with the external auditors; and
- their independence of the areas reviewed.

Dealings in Securities
In line with the recommendation of the SGX-ST Best Practices Guide, the Group requires all Directors and Management not to trade in the Company's securities during the period beginning one month before the date of the announcement of the full year, half-year or quarterly results and ending on the date of the announcement of the relevant results.

The Group has complied with the Best Practices Guide issued by the Singapore Exchange

Communication with Shareholders
In line with continuous disclosure obligations of the Company, pursuant to the SGX-ST's Listing Rules and the Singapore Companies Act, the Board's policy is that RMG shareholders are informed of all major developments that impact the Group.

Information is communicated to shareholders on a timely basis. Where there is inadvertent disclosure made to a selected group, the Company will make the same disclosure publicly as soon as practicable. Communication is made through:

Communication with Shareholders (cont'd)

- annual reports that are prepared and issued to all shareholders The Board makes every effort to ensure that the annual report includes all relevant information about the Group, including future developments and other disclosures required by the Companies Act and Singapore Financial Reporting Standards;
- financial statements containing a summary of the financial information and affairs of the Group for the period;
- notices of and explanatory memoranda for annual general meetings and extraordinary general meetings;
- press and analyst briefings for the Group's quarterly and annual results as well as other briefings, as appropriate;
- press releases on major developments of the Group;
- disclosures to the SGX-ST; and
- the Group's website at http://www.rafflesmedical.com at which shareholders can access information on the Group. The website provides, inter alia, corporate announcements, press releases, annual reports, and a profile of the Group.

In addition, shareholders are encouraged to attend the AGM to ensure a high level of accountability and to stay informed of the Group's strategy and goals. The AGM is the principal forum for dialogue with shareholders.

The notice of the AGM is despatched to shareholders, together with explanatory notes or a circular on items of special business, at least 14 working days before the meeting. The Board welcomes questions from shareholders who have an opportunity to raise issues either informally or formally before or at the AGM. The Chairmen of the Audit and the Nomination & Compensation Committees are normally available at the meeting to answer those questions relating to the work of these Committees.

Each item of special business included in the notice of the meeting is accompanied, where appropriate, by an explanation for the proposed resolution. Separate resolutions are proposed for substantially separate issues at the meeting.

The Company counts all proxy votes and the Chairman will inform shareholders of the level of the proxies lodged on each resolution. The votes for and against each resolution are given following the show of hands for that resolution.

Attendance at Board and Board Committee Meetings

The table below sets the attendances at meetings of the Board and Board Committees convened in the course of the year under review:

Name of Directors	**Board**		**Audit Committee**		**Nomination & Compensation Committee**	
	No. of meetings held	**No. of meetings attended**	**No. of meetings held**	**No. of meetings attended**	**No. of meetings held**	**No. of meetings attended**
Dr Loo Choon Yong	5	5	4	4	1	1
Mr Tan Soo Nan	5	5	4	4	-	-
Associate Professor Wee Beng Geok	5	5	4	4	1	1
Dr David M. Lawrence	5	5	-	-	-	-
Professor Lim Pin	5	5	-	-	1	1

Directors' Report
Year Ended 31 December 2003

Directors' Report
We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2003.

Directors
The directors in office at the date of this report are as follows:-

Dr Loo Choon Yong
Dr David M. Lawrence
Prof Lim Pin
Mr Tan Soo Nan
Assoc Prof Wee Beng Geok

Directors' Interests
According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company and in a related corporation are as follows:-

	Holdings in the name of the director, spouse or infant children		Other holdings in which the director is deemed to have an interest	
The Company	**At beginning of the year**	**At end of the year**	**At beginning of the year**	**At end of the year**
	Ordinary shares of $0.10 each			
Dr Loo Choon Yong	50,841,999	34,841,999	206,157,000	222,157,000
Dr David M. Lawrence	256,000	256,000	-	-
Mr Tan Soo Nan	30,000	50,000	-	-
Assoc Prof Wee Beng Geok	30,000	30,000	-	-

	Options to subscribe for ordinary shares of $0.10 each			
The Company	**At beginning of the year**	**At end of the year**	**Option Price Per Share**	**Date of Grant**
Dr David M. Lawrence	250,000	250,000	$0.430	15/2/2001
	200,000	200,000	$0.330	8/4/2002
	-	200,000	$0.285	31/3/2003
Prof Lim Pin	220,000	220,000	$0.330	8/4/2002
	-	200,000	$0.285	31/3/2003
Mr Tan Soo Nan	150,000	150,000	$0.430	15/2/2001
	250,000	250,000	$0.330	8/4/2002
	-	200,000	$0.285	31/3/2003
Assoc Prof Wee Beng Geok	100,000	100,000	$0.430	15/2/2001
	250,000	250,000	$0.330	8/4/2002
	-	200,000	$0.285	31/3/2003

Directors' Interests (cont'd)

	Holdings in the name of the director, spouse or infant children		Other holdings in which the director is deemed to have an interest	
Immediate Holding Company	**At beginning of the year**	**At end of the year**	**At beginning of the year**	**At end of the year**
Raffles Medical Holdings Pte Ltd		**Ordinary shares of $1.00 each**		
Dr Loo Choon Yong	100,000	100,000	-	-

The options in the Company are exercisable as follows:

(i) the options granted in 2001 are exercisable during a period commencing 12 months from the Date of Grant for up to 200,000 shares and 24 months from the Date of Grant for the balance and expires at the end of 60 months from the Date of Grant.

(ii) the options granted in 2002 are exercisable during a period commencing 12 months from the Date of Grant for the first 100,000 shares, 24 months from the Date of Grant for the next 100,000 shares and the balance after 36 months and expires at the end of 60 months from the Date of Grant.

(iii) the options granted in 2003 are exercisable during a period commencing 12 months from the Date of Grant for the first 100,000 shares, 24 months from the Date of Grant for the next 100,000 shares and the balance after 36 months and expires at the end of 60 months from the Date of Grant.

By virtue of Section 7 of the Act, Dr Loo Choon Yong is deemed to have an interest in all of the wholly-owned subsidiaries of Raffles Medical Group Ltd at the beginning and at the end of the financial year.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year, or at the end of the financial year.

There was no change in any of the abovementioned interests in the Company and related corporations between the end of the financial year and 21 January 2004.

Except as disclosed under the "Share Options" section of this report, neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares, debentures, warrants or share options of the Company or any other body corporate.

Except as disclosed in the accompanying financial statements, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

Employees' Share Option Scheme

(1) The Raffles Medical Group Employees' Share Option Scheme ("RMG 1997 Scheme") for the Company was terminated on 31 October 2000. Details of the RMG 1997 Scheme were set out in the Directors' Report for the financial year ended 31 December 1998. The termination of the RMG 1997 Scheme will not affect the subscription rights comprised in options granted pursuant to the RMG 1997 Scheme prior to the termination. Such options will continue to be exercisable in accordance with the rules of the RMG 1997 Scheme. However, no further options will be granted under this scheme.

(2) On 31 October 2000, the shareholders of the Company approved the Raffles Medical Group (2000) Share Option Scheme ("RMG 2000 Scheme") at the Extraordinary General Meeting. Details of the RMG 2000 Scheme were set out in the Directors' Report for the financial year ended 31 December 2000.

(3) Both the RMG 1997 Scheme (in respect of the administration of any exercise of options already granted thereafter prior to its termination in October 2000) and the RMG 2000 Scheme are administered by the Nomination & Compensation Committee ("Committee") comprising the following directors:-

Dr Loo Choon Yong
Prof Lim Pin
Assoc Prof Wee Beng Geok

Dr Loo Choon Yong is not participating in the Schemes.

(4) On 31 March 2003, additional options were granted pursuant to the RMG 2000 Scheme to subscribe for ordinary shares of $0.10 each at an exercise price of $0.285 as follows:-

	Company
Directors and Executive Directors of the Company and the subsidiaries	3,220,000
Full-time employees	6,658,000
	9,878,000

(5) As at 31 December 2003, outstanding options to take up shares of $0.10 each in the Company under the RMG 2000 Scheme were as follows:-

Date of Grant	:	15 Feb 2001	8 April 2002	31 Mar 2003
Exercise Price	:	$0.430	$0.330	$0.285
Expiry Date (for employees)	:	14 Feb 2011	7 April 2012	30 Mar 2013
Expiry Date (for non-employees)	:	14 Feb 2006	7 April 2007	30 Mar 2008
Outstanding Options as at 1/1/2003/ Date of grant	:	10,173,000	13,274,000	9,878,000
No. of Options Exercised	:	-	724,000	-
No. of Options Cancelled/Lapsed	:	1,267,000	858,000	835,000
Outstanding Options as at 31/12/2003	:	8,906,000	11,692,000	9,043,000

Share Options (cont'd)

Employees' Share Option Scheme (cont'd)

(6) As at 31 December 2003, outstanding options to take up shares of $0.10 each in the Company under the RMG 1997 Scheme were as follows:-

Date of Grant	:	9 March 2000
Exercise Price*	:	$0.57
Expiry Date	:	8 March 2005
Outstanding Options as at 1/1/2003	:	5,400,600
No. of Options Exercised	:	-
No. of Options Cancelled/Lapsed	:	309,100
Outstanding Options as at 31/12/2003	:	5,091,500

* *Adjusted for the Rights Issue on 7 June 2000.*

(7) No options have been granted to controlling shareholders of the Company and their associated companies and parent group employees. No participant has received 5% or more of the total number of options available under the Schemes.

(8) The following are details of options granted to Directors:-

Name of participant	Options granted during the financial year under review	Aggregate options granted since commencement of Scheme to end of the financial year under review	Aggregate options exercised since commencement of Scheme to end of the financial year under review	Aggregate options outstanding as at the end of the financial year under review
Directors of the Company				
Dr David M. Lawrence	200,000	650,000	-	650,000
Prof Lim Pin	200,000	420,000	-	420,000
Mr Tan Soo Nan	200,000	600,000	-	600,000
Assoc Prof Wee Beng Geok	200,000	550,000	-	550,000
Total	800,000	2,220,000	-	2,220,000

Share Options (cont'd)

Employees' Share Option Scheme (cont'd)

(9) Statutory information regarding the above options are as follows:-

(a) *RMG 1997 Scheme*

Options are exercisable during a period commencing 12 months from the date of grant of the options and expiring at the end of 60 months from the date of grant.

RMG 2000 Scheme

Options are exercisable in whole or in part:-

(i) in relation to shares for which the subscription price is determined on market value, a period commencing on such date in respect of such proportion of the option amount as the Committee may prescribe (but which shall in any event be no earlier than the date immediately after the first anniversary of the date of grant) and ending on the date immediately before the tenth anniversary of such date of grant for an employee and ending on the date immediately before the fifth anniversary of such date of grant for a non-employee; and

(ii) in relation to shares for which the subscription price is determined at a discount to market value, a period commencing on such date in respect of such proportion of the option amount as the Committee may prescribe (but which shall in any event be no earlier than the date immediately after the second anniversary of the date of grant) and ending on the date immediately before the tenth anniversary of such date of grant for an employee and ending on the date immediately before the fifth anniversary of such date of grant for a non-employee.

(b) The number of shares which may be acquired by a participant and the exercise price are subject to adjustment, as confirmed by the auditors of the Company that such adjustment is fair and reasonable, by reason of any issue of additional shares in the Company by way of rights or capitalisation of profits or reserves made which an option remains unexercised.

(10) Save as disclosed above, there were no unissued shares of the Company or its subsidiaries under option as at the end of the financial year.

(11) The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

Audit Committee

The members of the Audit Committee at the date of this report are as follows:-

Mr Tan Soo Nan (Chairman), Non-executive Director
Dr Loo Choon Yong, Executive Director
Assoc Prof Wee Beng Geok, Non-executive Director

The Audit Committee performs the functions specified by section 201B of the Act, and the Listing Manual and the Best Practices Guide of the Singapore Exchange.

Audit Committee (cont'd)
The Audit Committee held four meetings since the last directors' report. In performing its functions, the Audit Committee met with the Company's external auditors to discuss the scope of their work and the results of their examination and evaluation of the Company's internal accounting control system.

The Audit Committee also reviewed the following:-

- assistance provided by the Company's officers to the internal and external auditors;
- financial statements of the Group and the Company prior to their submission to the directors of the Company for adoption; and
- interested person transactions (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange).

The Audit Committee has full access to management and is given the resources required for it to discharge its functions. It has full authority and discretion to invite any director or executive officer to attend its meetings.

The Audit Committee is satisfied with the independence and objectivity of the external auditors and has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors
The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

DR LOO CHOON YONG
Director

MR TAN SOO NAN
Director
Singapore

28 February 2004

Statement by Directors
Year Ended 31 December 2003

In our opinion:-

(a) the financial statements set out on pages 30 to 61 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2003 and of the results and cash flows of the Group and changes in equity of the Group and of the Company for the year ended on that date; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

DR LOO CHOON YONG
Director

MR TAN SOO NAN
Director

Singapore

28 February 2004

Auditors' Report

Report of the Auditors to the Members of Raffles Medical Group Ltd

We have audited the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the year ended 31 December 2003 as set out on pages 30 to 61. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2003 and of the results, changes in equity and cash flows of the Group and of the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all the subsidiaries of which we have not acted as auditors, that have been included in the consolidated financial statements of the Group. The names of these subsidiaries are stated in note 4 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements of the Group and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore

28 February 2004

Balance Sheets
as at 31 December 2003

	Note	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Non-current assets					
Property, plant and equipment	3	22,283	24,049	2,742	3,153
Interest in subsidiaries	4	-	-	63,087	62,287
Interest in jointly controlled entities	5	50,585	49,595	-	-
Unquoted equity investment	6	-	-	-	-
Membership rights		88	88	68	68
Intangible assets	7	360	464	-	-
Deferred tax assets	8	1,806	2,024	-	-
		75,122	76,220	65,897	65,508
Current assets					
Investment in commercial notes	9	21,020	19,250	21,020	19,250
Inventories		2,837	2,236	1,125	1,174
Trade and other receivables	10	15,455	13,072	22,146	25,149
Cash and cash equivalents	13	11,311	8,930	10,030	7,867
		50,623	43,488	54,321	53,440
Less:					
Current liabilities					
Bank overdraft (unsecured)	13	662	172	-	-
Trade and other payables	14	20,109	17,767	11,366	9,688
Deferred income	17	160	595	105	539
Interest-bearing loans and borrowings (unsecured)	18	1,997	2,093	1,997	2,093
Employee benefits	19	3,055	2,560	1,688	1,317
Income tax payable		2,555	1,912	2,199	1,584
		28,538	25,099	17,355	15,221
Net current assets		22,085	18,389	36,966	38,219
		97,207	94,609	102,863	103,727
Less:					
Non-current liabilities					
Deferred tax liabilities	8	767	681	113	221
Minority interests		148	-	-	-
Net Assets		96,292	93,928	102,750	103,506
Capital And Reserves					
Share capital	20	38,734	38,662	38,734	38,662
Reserves	21	57,558	55,266	64,016	64,844
		96,292	93,928	102,750	103,506

The accompanying notes form an integral part of these financial statements.

Consolidated Profit and Loss Accounts
Year ended 31 December 2003

	Note	Group 2003 $'000	Group 2002 $'000
Revenue	22	99,105	87,997
Other income	23(a)	308	298
Inventories and consumables used	23(b)	(12,135)	(9,059)
Staff costs	23(c)	(56,748)	(50,000)
Depreciation of property, plant and equipment	3	(3,282)	(3,320)
Amortisation expense	7	(57)	(58)
Other operating expenses	23(d)	(17,312)	(19,583)
Profit from operations		9,879	6,275
Finance costs	23(f)	(91)	(93)
Share of profit/(loss) in a jointly controlled entity	5	420	(80)
Profit from ordinary activities before taxation		10,208	6,102
Income tax expense	24	(2,200)	(1,596)
Profit from ordinary activities after taxation		8,008	4,506
Minority interests		52	-
Net profit for the year transferred to accumulated profits		8,060	4,506
Earnings per share expressed in cents	25		
Basic		2.08	1.17
Diluted		2.07	1.17

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity
Year ended 31 December 2003

Group	Share capital $'000	Share premium $'000	Exchange translation reserve $'000	Accumulated profits $'000	Total $'000
At 1 January 2002	38,662	52,990	(592)	452	91,512
Exchange differences on translation of financial statements of overseas subsidiaries	-	-	323	-	323
Net profit for the year	-	-	-	4,506	4,506
Final dividend paid of 8% less tax at 22%	-	-	-	(2,413)	(2,413)
At 31 December 2002	38,662	52,990	(269)	2,545	93,928
At 1 January 2003	38,662	52,990	(269)	2,545	93,928
Issue of 724,000 shares of $0.10 each at a premium of $0.23 per share upon the exercise of options under Raffles Medical Group Employees' Share Option Scheme	72	167	-	-	239
Exchange differences on translation of financial statements of overseas subsidiaries	-	-	96	-	96
Net profit for the year	-	-	-	8,060	8,060
Dividend paid of 20% less tax at 22%	-	-	-	(6,031)	(6,031)
At 31 December 2003	38,734	53,157	(173)	4,574	96,292

The accompanying notes form an integral part of these financial statements.

Statement of Changes in Equity
Year ended 31 December 2003

Company	Share capital $'000	Share premium $'000	Accumulated profits $'000	Total $'000
At 1 January 2002	38,662	52,990	9,117	100,769
Net profit for the year	-	-	5,150	5,150
Final dividend paid of 8% less tax at 22%	-	-	(2,413)	(2,413)
At 31 December 2002	38,662	52,990	11,854	103,506
At 1 January 2003	38,662	52,990	11,854	103,506
Issue of 724,000 shares of $0.10 each at a premium of $0.23 per share upon the exercise of options under Raffles Medical Group Employees' Share Option Scheme	72	167	-	239
Net profit for the year	-	-	5,036	5,036
Dividend paid of 20% less tax at 22%	-	-	(6,031)	(6,031)
At 31 December 2003	38,734	53,157	10,859	102,750

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

Year ended 31 December 2003

	Note	2003 $'000	2002 $'000
Operating activities			
Profit from ordinary activities before taxation		10,208	6,102
Adjustments for:-			
Allowance for doubtful trade receivables		534	290
Amortisation of intangible assets		57	58
Deferred income recognised		(2,204)	(9,759)
Depreciation of property, plant and equipment		3,282	3,320
Finance costs		91	93
Foreign exchange loss		9	330
Interest income from fixed deposits and commercial notes		(308)	(298)
Loss on disposal of intangible assets		29	-
Property, plant and equipment written off		365	293
Share of results in a jointly controlled entity		(420)	80
Operating profit before working capital changes		11,643	509
Changes in working capital:-			
Inventories		(603)	820
Trade and other receivables		(2,934)	1,631
Trade and other payables		2,841	3,030
Cash generated from operations		10,947	5,990
Deferred income received		1,769	8,348
Dividend paid		(6,031)	(2,413)
Income tax paid		(1,823)	(1,486)
Interest paid		(91)	(93)
Cash flows from operating activities		4,771	10,346
Investing activities			
Investment in commercial notes		(1,770)	(19,250)
Interest income received		321	242
Purchase of property, plant and equipment		(1,894)	(3,293)
Proceeds from sale of property, plant and equipment		4	-
Proceeds from sale of intangible assets		18	-
Cash flows from investing activities		(3,321)	(22,301)
Financing activities			
Drawdown of term loan		-	2,093
Loan by minority interests		160	-
Proceeds from issue of shares		279	-
Cash flows from financing activities		439	2,093
Net Increase/(Decrease) in Cash and Cash Equivalents		1,889	(9,862)
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currency		2	100
Cash and Cash Equivalents at beginning of the year		8,758	18,520
Cash and Cash Equivalents at end of the year	13	10,649	8,758

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements
Year ended 31 December 2003

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the directors on 28 February 2004.

1. Domicile and Activities

Raffles Medical Group Ltd (the Company) is incorporated in the Republic of Singapore and has its registered office at 585, North Bridge Road, Raffles Hospital #11-00, Singapore 188770.

The principal activities of the Company are those relating to the operation of medical clinics and other general medical services. The Company is the sole proprietor of the following:-

Changi Medical Services
RafflesCare
Raffles Airport Medical Centre
Raffles Dental Surgery
Raffles Healthcare Consultancy
Raffles Health Screeners
Raffles Hospital
Raffles Labs
Raffles Medihelp
Raffles Optica
Raffles Pharmacare
Raffles Pharmacy

All transactions of these sole proprietorships are reflected in the financial statements of the Company. The principal activities of the subsidiaries are set out in Note 4 to the financial statements.

The immediate and ultimate holding company is Raffles Medical Holdings Pte Ltd, which is incorporated in Singapore.

The consolidated financial statements relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in jointly controlled entities.

2. Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statements are prepared in accordance with Singapore Financial Reporting Standards (FRS) including related Interpretations promulgated by the Council on Corporate Disclosure and Governance.

The financial statements were previously prepared in accordance with Singapore Statements of Accounting Standard (SAS). The transition from SAS to FRS has no effect on the financial statements of the Company and the Group.

The historical cost basis is used except that certain leasehold properties are stated at valuation and certain investments in debt securities are stated at market value. Amounts are expressed in Singapore dollars, unless stated otherwise.

2. Summary of Significant Accounting Policies (cont'd)

(b) Measurement Currency

The measurement currency of the Company is the Singapore dollars. As sales and purchases are denominated primarily in Singapore dollars and receipts from operations are usually retained in Singapore dollars, the directors are of the opinion that the Singapore dollars reflects the economic substance of the underlying events and circumstances relevant to the Company.

(c) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Jointly Controlled Entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost, less impairment losses. In the Group's financial statements, they are accounted for by using the equity method of accounting.

(d) Foreign Currencies

(i) Foreign Currency Transactions

Monetary assets and liabilities in foreign currencies, except where these are hedged by forward exchange contracts, are translated into Singapore dollars at rates of exchange approximate to those ruling at the balance sheet date. Transactions in foreign currencies are translated at rates ruling on transaction dates. Translation differences are included in the profit and loss account, except:

- Where foreign currency loans provide an effective hedge against the net investment in foreign subsidiaries, exchange differences arising on the loans are recognised directly in equity until disposal of the investment.

- Where monetary items in substance form part of the Group's net investment in the foreign subsidiaries, exchange differences arising on such monetary items are recognised directly in equity until disposal of the investments.

(ii) Foreign Operations

The assets and liabilities of foreign operations are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. The results of foreign operations are translated at the average exchange rates for the year. Exchange differences arising on translation are recognised directly in equity.

2. Summary of Significant Accounting Policies (cont'd)

(e) Property, Plant and Equipment

(i) Owned Assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses except for those land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of existing use at the date of revaluation less any subsequent accumulated depreciation.

(ii) Revaluation Reserve

Revaluations are performed by independent professional valuers with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

Any increase on revaluation is credited to revaluation reserve unless it offsets a previous decrease in value recognised in the profit and loss account. A decrease in value is recognised in the profit and loss account where it exceeds the increase previously recognised in the revaluation reserve.

(iii) Disposal

Upon disposal, any related revaluation surplus is transferred from the revaluation reserve to accumulated profits and is not taken into account in arriving at the gain or loss on disposal.

(iv) Depreciation

Depreciation is provided on a straight-line basis so as to write off items of property, plant and equipment, and major components that are accounted for separately over their estimated useful lives as follows:-

Leasehold properties	-	50	years
Medical equipment	-	8-10	years
Furniture and fittings	-	10	years
Office equipment	-	10	years
Motor vehicles	-	10	years
Computers	-	3	years
Renovations	-	6	years or over the remaining terms of relevant leases
Facilities equipment	-	10	years

(f) Intangible Assets

(i) Assignment Fees

Assignment fees relate to amounts paid to secure the tenancy of certain clinic premises. Assignment fees are stated at cost less accumulated amortisation and impairment losses. Assignment fees are amortised and recognised in the profit and loss account using a straight line method over its estimated useful life of 10 years.

(ii) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses. In respect of jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment in the jointly controlled entities. Goodwill is amortised from the date of initial recognition over its estimated useful life of 20 years.

2. Summary of Significant Accounting Policies (cont'd)

(g) Inventories

Inventories, comprising mainly pharmaceutical and medical supplies, are stated at the lower of cost and net realisable value. Cost is determined by applying the first-in first-out basis.

(h) Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(i) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is charged to the profit and loss account.

(j) Employee Share Option

No compensation cost or obligation is recognised when share options are issued under employee incentive programmes. When options are exercised, equity is increased by the amount of the proceeds received.

(k) Deferred Income

Fees collected in advance under the Managed Care Program are deferred. Such fees are recognised as income in the Profit and Loss Account on a straight-line basis over the contract period.

(l) Liabilities and Interest-Bearing Borrowings

Trade and other payables and interest-bearing borrowings are recognised at cost.

(m) Deferred Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(n) Revenue Recognition

Service Revenue

Revenue is recognised upon the provision of healthcare and hospital services.

3. Property, Plant and Equipment

The Group	At Valuation Leasehold properties $'000	At Cost Leasehold properties $'000	Medical equipment $'000	Furniture and fittings $'000	Office equipment $'000	Motor vehicles $'000	Computers $'000	Renovations $'000	Facilities equipment $'000	Total $'000
Cost/Valuation										
At 1 January 2003	3,860	5,169	13,750	2,839	879	501	3,038	2,912	1,665	34,613
Translation difference on consolidation	-	-	(7)	(2)	(4)	-	(2)	(4)	-	(19)
Additions	-	-	837	118	34	55	199	618	33	1,894
Disposals	-	-	(1,076)	(362)	(122)	(24)	(129)	(235)	-	(1,948)
At 31 December 2003	3,860	5,169	13,504	2,593	787	532	3,106	3,291	1,698	34,540
Accumulated depreciation										
At 1 January 2003	87	389	4,728	1,132	409	184	1,935	1,411	289	10,564
Translation difference on consolidation	-	-	(3)	-	(1)	-	(3)	(3)	-	(10)
Depreciation for the year	87	103	1,413	237	72	52	778	415	125	3,282
Disposals	-	-	(882)	(284)	(85)	(24)	(129)	(175)	-	(1,579)
At 31 December 2003	174	492	5,256	1,085	395	212	2,581	1,648	414	12,257
Depreciation charge for 2002	87	103	1,415	253	83	40	782	401	156	3,320
Carrying amount										
At 31 December 2003	3,686	4,677	8,248	1,508	392	320	525	1,643	1,284	22,283
At 31 December 2002	3,773	4,780	9,022	1,707	470	317	1,103	1,501	1,376	24,049

3. Property, Plant and Equipment (Cont'd)

The Company	Medical equipment $'000	Furniture and fittings $'000	Office equipment $'000	Motor vehicles $'000	Computers $'000	Renovations $'000	Total $'000
Cost							
At 1 January 2003	1,179	1,416	620	501	1,782	1,875	7,373
Additions	41	68	33	-	91	351	584
Disposals	(309)	(289)	(84)	(24)	(85)	(1)	(792)
At 31 December 2003	911	1,195	569	477	1,788	2,225	7,165
Accumulated depreciation							
At 1 January 2003	819	761	286	184	1,124	1,046	4,220
Depreciation for the year	62	99	49	47	403	228	888
Disposals	(305)	(226)	(53)	(24)	(77)	-	(685)
At 31 December 2003	576	634	282	207	1,450	1,274	4,423
Depreciation charge for 2002	65	119	57	40	398	239	918
Carrying amount							
At 31 December 2003	335	561	287	270	338	951	2,742
At 31 December 2002	360	655	334	317	658	829	3,153

3. Property, Plant and Equipment (Cont'd)

Details of major leasehold properties of the Group are set out below:-

Leasehold Properties

Description/Location	Gross Floor Area (sq m)	Tenure	Group Net Book Value 2003 $'000	2002 $'000
HDB shop with living quarters located at Blk 283 Bishan St 22 #01-177 Singapore 570283, held for use as a primary healthcare clinic	135.0	99 years commencing from 1/2/1991	1,098	1,124
A factory unit, located at 196 Pandan Loop #06-05 Pantech Industrial Complex, Singapore 128384, held for use as a store	112.0	99 years commencing from 27/1/1984	315	323
HDB shop unit, located at Blk 927 Yishun Central 1 #01-173 Singapore 760927, held for use as a primary healthcare clinic	76.0	99 years commencing from 1/9/1991	745	762
HDB shop with living quarters located at Blk 722 Ang Mo Kio Ave 8 #01-2825 Singapore 560722, held for use as a primary healthcare clinic	152.0	86 years commencing from 1/10/1993	1,528	1,564
HDB shop with living quarters located at Blk 131 Jurong East St 13 #01-267 Singapore 600131, held for use as a primary healthcare clinic	250.0	91 years commencing from 1/4/1993	1,907	1,950
HDB shop with living quarters located at Blk 177 Toa Payoh Central #01-170 Singapore 310177, held for use as a primary healthcare clinic	115.0	78 years commencing from 1/10/1992	1,191	1,217
HDB shop with living quarters located at Blk 479 Jurong West St 41 #01-266 Singapore 640479, held for use as a primary healthcare clinic	135.0	88 years commencing from 1/8/1995	637	650
HDB shop with living quarters located at Blk 203 Bedok North St 1 #01-467 Singapore 460203, held for use as a primary healthcare clinic	153.0	84 years commencing from 1/7/1992	942	963
			8,363	8,553

3. Property, Plant and Equipment (cont'd)

Valuation of the leasehold properties of a subsidiary was carried out in February 2002 by Jones Lang LaSalle Pte Ltd, a firm of independent valuers having appropriate professional qualifications, at open market values on an existing use basis.

4. Interest in Subsidiaries

	Company	
	2003 $'000	**2002 $'000**
(a) The interest in subsidiaries comprise:-		
Unquoted shares at cost	6,077	5,917
Amounts due from subsidiaries (mainly non-trade)	57,010	56,370
	63,087	62,287

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The management of the Company does not intend for the amounts to be repaid within the next twelve months.

(b) Details of investments in shares of subsidiaries are as follows:-

Name of Company	**Effective Equity Interest held by the Company**		**Cost of Investment**	
	2003 %	**2002 %**	**2003 $'000**	**2002 $'000**
Raffles Hospital Pte Ltd	100	100	2,257	2,257
Raffles Diagnostica Pte Ltd	100	100	1,733	1,733
Raffles Medical Properties Pte Ltd	100	100	1,227	1,227
Raffles International Medical Assistance Pte Ltd	100	100	200	200
Raffles Medical Management Pte Ltd	100	100	-*	-*
Raffles SurgiCentre Pte Ltd	100	100	-†	-†
Raffles Japanese Clinic Pte Ltd	80	-	160	-
Raffles Health Pte Ltd	100	-	-†	-
Aptitude [2003] Pte Ltd	100	-	-†	-
Raffles Medical International Pte Ltd and its subsidiary:	100	100	500	500
- Raffles Medical Group (Hong Kong) Limited and its subsidiary:	100	100	-	-
- Coors Consultants Limited	100	100	-	-
			6,077	5,917

* denotes $3

† denotes $2

4. Interest in Subsidiaries (cont'd)

The principal activities and place of business and country of incorporation of the subsidiaries are as follows:-

	Name of Company	Principal Activities	Country of Incorporation/ Place of Business
* °	Raffles Hospital Pte Ltd	Provision of general and specialised medical services and operation of a hospital.	Singapore
*	Raffles Diagnostica Pte Ltd	Operation of medical laboratory and imaging centre.	Singapore
*	Raffles Medical Properties Pte Ltd	Investment holding.	Singapore
*	Raffles International Medical Assistance Pte Ltd	Provision of medical evacuation and repatriation and provision of medical advisory services (currently dormant).	Singapore
*	Raffles Medical Management Pte Ltd	Provision of business management and consultancy services (currently dormant).	Singapore
*	Raffles SurgiCentre Pte Ltd	Provision of general and specialised medical services and operation of a hospital (currently dormant).	Singapore
*	Raffles Japanese Clinic Pte Ltd	Operation of medical clinics and provision of medical services.	Singapore
*	Raffles Health Pte Ltd	Trading in pharmaceutical and nutraceutical products and diagnostic equipment.	Singapore
*	Aptitude [2003] Pte Ltd	Provision of advisory and consultancy services and developing IT solutions.	Singapore
*	Raffles Medical International Pte Ltd	Investment holding.	Singapore
#	Raffles Medical Group (Hong Kong) Limited	Operation of medical clinics and provision of medical and dental treatment services.	Hong Kong
#	Coors Consultants Limited	Provision of management services to medical practitioners and the trading of medicine on an indent basis (currently dormant).	Hong Kong

* Audited by KPMG Singapore
\# Audited by Wong Brothers & Co., Hong Kong.

5. Interest in Jointly Controlled Entities

	Group 2003 $'000	Group 2002 $'000
Investment at cost:-		
Ordinary shares	4,800	4,800
Redeemable preference shares	51,570	51,570
Share of post-acquisition losses	(5,785)	(6,775)
	50,585	49,595

Details of the jointly controlled entities are as follows:-

Name of Joint Venture Company	Principal Activities	Place of Incorporation and Business	Effective Equity held by the Group 2003	Effective Equity held by the Group 2002
Raffles Kaiser Permanente Healthcare Pte Ltd	Provision of healthcare consultancy services (Voluntarily liquidated by members in 2003)	Singapore	-	50%
CapitaLand-Raffles Properties Pte Ltd *	Property owner	Singapore	50%	50%

* Audited by KPMG Singapore

The Group's share of CapitaLand-Raffles Properties Pte Ltd's results, assets and liabilities are as follows:

	2003 $'000	2002 $'000
Results		
Revenue	2,367	1,695
Expenses	(1,947)	(1,775)
Profit/(Loss) before taxation	420	(80)
Taxation	570	-
Profit/(Loss) after taxation	990	(80)
Assets and liabilities		
Non-current assets	95,570	95,000
Current assets	2,976	1,473
Current liabilities	(1,884)	(2,973)
Non-current liability	(46,077)	(43,905)

6. Unquoted Equity Investment

	Group and Company 2003 $'000	Group and Company 2002 $'000
Unquoted shares, at cost	700	700
Less:		
Write down of investment	(700)	(700)
	-	-

7. Intangible Assets

	Group 2003 $'000	Group 2002 $'000
Assignment fees	690	690
Less:		
Disposal during the year	(78)	-
	612	690
Less:		
Amortisation:		
At 1 January	226	168
Disposal during the year	(31)	-
Amortisation charge for the year	57	58
At 31 December	252	226
	360	464

8. Deferred Tax

Movements in deferred tax assets and liabilities during the year are as follows:

	At 1 Jan 2003 $'000	Charged/ (credited) to profit and loss account (note 24) $'000	At 31 Dec 2003 $'000
Group			
Deferred tax liabilities			
Property, plant and equipment	1,917	370	2,287
Deferred tax assets			
Unutilised tax losses carried forward	(1,587)	312	(1,275)
Unabsorbed wear and tear allowances	(1,313)	(308)	(1,621)
Other temporary differences	(360)	(70)	(430)
	(3,260)	(66)	(3,326)
Company			
Deferred tax liabilities			
Property, plant and equipment	443	(87)	356
Deferred tax assets			
Other temporary differences	(222)	(21)	(243)

Deferred tax liabilities and assets are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority. The following amounts, determined after appropriate offsetting, are as follows:

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Deferred tax liabilities	(767)	(681)	(113)	(221)
Deferred tax assets	1,806	2,024	-	-
	1,039	1,343	(113)	(221)

The following temporary differences have not been recognised:

	Group	
	2003 $'000	2002 $'000
Tax losses	3,103	-

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

9. Investment in Commercial Notes

	Group and Company	
	2003 $'000	2002 $'000
Current investment – market value		
Investment in commercial notes	21,020	19,250

The investment in commercial notes have an effective interest rate of 1.34% (2002: 1.69%) per annum and are repriceable every 3 months.

10. Trade and Other Receivables

	Note	Group		Company	
		2003 $'000	2002 $'000	2003 $'000	2002 $'000
Trade receivables	11	13,134	11,004	9,921	8,232
Deposits, prepayments and other receivables	12	2,281	1,963	1,335	1,208
Amounts due from:-					
Subsidiaries:					
- trade		-	-	7,673	9,903
- non-trade [see note (a) below]		-	-	3,216	5,776
Jointly controlled entity:					
- non-trade [see note (b) below]		-	75	-	-
Related parties:					
- trade		40	30	1	30
		15,455	13,072	22,146	25,149
(a) Amount due from subsidiaries:- non-trade		-	-	5,316	5,776
Less: Allowance for doubtful receivables		-	-	(2,100)	-
Net receivables		-	-	3,216	5,776

(b) The amount due from a jointly controlled entity is unsecured, interest free and has no fixed terms of repayment.

11. Trade Receivables

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Trade receivables	15,067	12,650	11,129	9,319
Less:				
Allowance for doubtful receivables	(1,933)	(1,646)	(1,208)	(1,087)
	13,134	11,004	9,921	8,232

12. Deposits, Prepayments and Other Receivables

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Deposits	957	1,037	498	619
Prepayments	529	213	294	108
Non-trade receivables	263	143	72	87
Loans to directors (see note below)				
- Directors of subsidiaries	372	83	329	-
Staff loan	160	487	142	394
	2,281	1,963	1,335	1,208

Note: The loans to directors were granted in accordance with the Group's Loan Scheme for Executive Directors, *approved by the shareholders at an Extraordinary General Meeting held on 29 October 1997.*

13. Cash and Cash Equivalents

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Fixed deposits	9,600	7,500	9,600	7,500
Cash and bank balances	1,711	1,430	430	367
	11,311	8,930	10,030	7,867
Bank overdraft (unsecured)	(662)	(172)	-	-
	10,649	8,758	10,030	7,867

The fixed deposits have an effective interest rate of 0.5% (2002: 0.65%) per annum.

The bank overdraft has an effective interest rate of 5.87% (2002: 6.26%) per annum.

14. Trade and Other Payables

	Note	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Trade payables		8,715	6,132	3,450	2,216
Other payables and accruals	15	11,349	11,590	6,880	6,575
Amounts due to:-					
Subsidiaries:					
- trade		-	-	276	138
- non-trade	16	-	-	715	714
Related parties:					
- trade		45	45	45	45
		20,109	17,767	11,366	9,688

15. Other Payables and Accruals

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
Accrued operating expenses	10,092	10,437	6,789	6,488
Other payables	1,257	1,153	91	87
	11,349	11,590	6,880	6,575

16. Amounts due to Subsidiaries (Non-Trade)

The non-trade amounts due to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

17. Deferred Income

	Group 2003 $'000	Group 2002 $'000	Company 2003 $'000	Company 2002 $'000
At 1 January	595	2,006	539	1,948
Amount received/receivable during the year	1,769	8,348	1,529	8,095
Amount recognised as income during the year	(2,204)	(9,759)	(1,963)	(9,504)
At 31 December	160	595	105	539

18. Interest-Bearing Loans and Borrowings (Unsecured)

	Group and Company	
	2003 $'000	2002 $'000
Repayable within 12 months	1,997	2,093

The interest bearing loans have an effective interest rate of 3.1% (2002: 3.53%) per annum.

19. Employee Benefits

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Defined contribution plan	2,185	1,961	1,120	894
Liability for short-term accumulating compensated absences	870	599	568	423
	3,055	2,560	1,688	1,317

Equity compensation benefits

The Raffles Medical Group Employees' Share Option Scheme ("RMG 1997 Scheme") for the Company which was approved and adopted in 1997 was terminated on 31 October 2000. The termination of the RMG 1997 Scheme will not affect the subscription rights comprised in options granted pursuant to the RMG 1997 Scheme prior to the termination. Such options will continue to be exercisable in accordance with the rules of the RMG 1997 Scheme. On 31 October 2000, the shareholders of the Company approved the Raffles Medical Group (2000) Share Option Scheme ("RMG 2000 Scheme") at the Extraordinary General Meeting. Both the Schemes are administered by the Committee comprising three directors, Dr Loo Choon Yong, Prof Lim Pin and Assoc Prof Wee Beng Geok.

Other statutory information regarding the Schemes are set out below:-

RMG 1997 Scheme

(i) The exercise price of the options is determined at the average closing price of the Company's shares on the Singapore Exchange Securities Trading Limited on the 3 business days immediately preceding the date of grant of such options.

(ii) The options vest 1 year after the grant date.

(iii) The options granted expire after 5 years from the grant date unless they are cancelled or have lapsed.

19. Employee Benefits (Cont'd)

RMG 2000 Scheme

(i) Subscription price:

(a) The exercise price of the options is determined at the average closing price of the Company's shares on the Singapore Exchange Securities Trading Limited on the 3 business days immediately preceding the date of grant of such options, or

(b) the discounted value of the share price determined under (a) above, provided that the maximum discount shall not exceed 20% of (a) above.

(ii) The options vest on such date in respect of such proportion of the option amount as the Committee may prescribe but shall be no earlier than 1 year after the grant date for (i)(a) and 2 years after the grant date for (i)(b).

(iii) The options granted expire after 10 years for employees and 5 years for non-employees from the grant date unless they are cancelled or have lapsed.

As at the end of the financial year, details of the options granted under the Scheme on the unissued ordinary shares of $0.10 each of the Company were as follows:-

Movements of share options granted:-

Date of grant of options	Exercise price	Number of options outstanding 1 Jan 2003	Options granted	Options exercised	Options cancelled/ lapsed	Number of options outstanding 31 Dec 2003	Proceeds on options exercised Credited to share capital	Credited to share premium	Market price of shares at date of issue pursuant to the Scheme	Exercisable period
18/5/1998	$0.540	2,171,100	-	-	(2,171,100)	-	-	-	$0.630 to $0.640	18/5/99 to 17/5/03
9/3/2000	$0.570	5,400,600	-	-	(309,100)	5,091,500	-	-	$0.670 to $0.680	9/3/01 to 8/3/05
15/2/2001	$0.430	9,013,000	-	-	(1,267,000)	7,746,000	-	-	$0.440	15/2/02 to 14/2/11
15/2/2001	$0.430	610,000	-	-	-	610,000	-	-	$0.440	15/2/03 to 14/2/11
15/2/2001	$0.430	500,000	-	-	-	500,000	-	-	$0.440	15/2/02 to 14/2/06
15/2/2001	$0.430	50,000	-	-	-	50,000	-	-	$0.440	15/2/03 to 14/2/06
8/4/2002	$0.330	9,070,000	-	(724,000)	(753,000)	7,593,000	72,400	166,520	$0.340	8/4/03 to 7/4/12
8/4/2002	$0.330	1,726,000	-	-	(20,000)	1,706,000	-	-	$0.340	8/4/04 to 7/4/12
8/4/2002	$0.330	1,258,000	-	-	-	1,258,000	-	-	$0.340	8/4/05 to 7/4/12
8/4/2002	$0.330	680,000	-	-	(85,000)	595,000	-	-	$0.340	8/4/03 to 7/4/07
8/4/2002	$0.330	420,000	-	-	-	420,000	-	-	$0.340	8/4/04 to 7/4/07
8/4/2002	$0.330	120,000	-	-	-	120,000	-	-	$0.340	8/4/05 to 7/4/07
31/3/2003	$0.285	-	7,363,000	-	(770,000)	6,593,000	-	-	$0.285	31/3/04 to 30/3/13
31/3/2003	$0.285	-	1,100,000	-	-	1,100,000	-	-	$0.285	31/3/05 to 30/3/13
31/3/2003	$0.285	-	260,000	-	-	260,000	-	-	$0.285	31/3/06 to 30/3/13
31/3/2003	$0.285	-	755,000	-	(65,000)	690,000	-	-	$0.285	31/3/04 to 30/3/08
31/3/2003	$0.285	-	400,000	-	-	400,000	-	-	$0.285	31/3/05 to 30/3/08
31/3/2003	$0.285	-	-	-	-	-	-	-	$0.285	31/3/06 to 30/3/08
		31,018,700	9,878,000	(724,000)	(5,440,200)	34,732,500	72,400	166,520		

19. Employee Benefits (Cont'd)

Equity compensation benefits (Cont'd)

Movements of share options vested:-

Date of grant of options	Number of options vested 1 Jan 2003	Number of options vested in 2003	Number of options exercised in 2003	Number of options cancelled/ lapsed in 2003	Number of options vested 31 Dec 2003	Exercisable period
18/5/1998	2,171,100	-	-	(2,171,100)	-	18/5/99 to 17/5/03
9/3/2000	5,400,600	-	-	(309,100)	5,091,500	9/3/01 to 8/3/05
15/2/2001	9,013,000	-	-	(1,267,000)	7,746,000	15/2/02 to 14/2/11
15/2/2001	-	610,000	-	-	610,000	15/2/03 to 14/2/11
15/2/2001	500,000	-	-	-	500,000	15/2/02 to 14/2/06
15/2/2001	-	50,000	-	-	50,000	15/2/03 to 14/2/06
8/4/2002	-	9,070,000	(724,000)	(753,000)	7,593,000	8/4/03 to 7/4/12
8/4/2002	-	680,000	-	(85,000)	595,000	8/4/03 to 7/4/07
	17,084,700	10,410,000	(724,000)	(4,585,200)	22,185,500	

20. Share Capital

	Company 2003 $'000	Company 2002 $'000
Authorised:		
500,000,000 ordinary shares of $0.10 each	50,000	50,000
Issued and Paid-up Capital:		
387,343,999 (2002: 386,619,999) ordinary shares of $0.10 each fully paid	38,734	38,662

Unissued ordinary shares of $0.10 each of the Company under options granted to eligible directors and employees under the Company's Employees' Share Option Schemes are disclosed in Note 19.

21. Reserves

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Share premium	53,157	52,990	53,157	52,990
Exchange translation reserve	(173)	(269)	-	-
Accumulated profits	4,574	2,545	10,859	11,854
	57,558	55,266	64,016	64,844

The application of the share premium account is governed by Sections 69-69F of the Singapore Companies Act, Chapter 50.

The exchange translation reserve of the Group comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries.

22. Revenue

Revenue for the Group represents fees invoiced and earned in respect of services provided to third parties after eliminating inter-company transactions.

23. Profit from Operations

The following items have been included in arriving at profit from operations:-

	Note	Group	
		2003 $'000	2002 $'000
(a) Other income			
Interest income from fixed deposits and commercial notes		308	298
(b) Inventories and consumables used			
Inventories written off		613	-
Other inventories and consumables used		11,522	9,059
		12,135	9,059
(c) Staff costs			
Wages and salaries		51,689	45,518
Contributions to defined contribution plans		4,788	4,226
Increase in liability for short-term accumulating compensated absences	19	271	256
		56,748	50,000
Number of employees as at 31 December		1,160	918

23. Profit from Operations (cont'd)

	Group 2003 $'000	Group 2002 $'000
(d) Other operating expenses		
Allowance for doubtful trade receivables (net)	534	290
Foreign exchange loss	9	330
Non-audit fees paid to auditors of the Company	14	17
Property, plant and equipment written off	365	293
Loss on disposal of intangible assets	29	-
Rental expenses	7,447	6,770
Bad debts written off	67	49
Others	8,847	11,834
	17,312	19,583

(e) Directors' remuneration

Directors' remuneration is recognised in the following line items in the profit and loss accounts:-

	Group 2003 $'000	Group 2002 $'000
Staff costs:-		
directors of the Company	1,834	1,154
directors of the subsidiaries	3,254	2,320
Other operating expenses:-		
directors of the Company	110	70
directors of the subsidiaries	20	20
	5,218	3,564

(f) Finance costs

	Group 2003 $'000	Group 2002 $'000
Interest paid and payable on:-		
Bank loans	62	36
Bank overdrafts	29	57
	91	93

24. Income Taxes

	Group 2003 $'000	Group 2002 $'000
Current tax expense		
Current year	2,453	1,842
Under/(Over) provision in prior years	13	(35)
	2,466	1,807
Deferred tax expense		
Movements in temporary differences	(21)	(259)
Reversal of deferred tax asset	405	-
(Increase)/Reduction in tax rate	(80)	48
	2,770	1,596
Share of tax of jointly controlled entity	(570)	-
Income tax expense	2,200	1,596

Reconciliation of effective tax rate

Group

	2003 $'000	2002 $'000
Profit from ordinary activities before taxation	10,208	6,102
Income tax using Singapore corporate tax rate of 22% (2002: 22%)	2,245	1,342
Effect of different tax rates in other countries	27	84
Effect of (increase)/reduction in tax rate on temporary differences	(80)	48
Expenses not deductible for tax purposes	222	100
Utilisation of previously unrecognised deferred tax assets	(186)	-
Under/(Over) provision of income tax in respect of prior years	13	(35)
Reversal of deferred tax in respect of jointly controlled entity	(570)	-
Effect of unrecognised tax losses	164	-
Reversal of deferred tax in respect of prior years	405	-
Others	(40)	57
	2,200	1,596

25. Earnings Per Share

The basic earnings per share is based on consolidated profit after tax of $8,060,000 (2002: $4,506,000) and weighted average of 386,875,556 (2002: 386,619,999) shares.

When calculating the diluted earnings per share, the weighted average number of shares is adjusted for the effect of all dilutive potential shares. The adjusted weighted average number of shares is as follows:-

	2003 '000	2002 '000
Weighted average number of shares used in calculation of basic earnings per share	386,876	386,620
Weighted average number of shares under options that would have been issued at fair value	2,733	-
Weighted average number of shares used in calculation of diluted earnings per share	389,609	386,620

26. Commitments

(a) Operating lease commitments

At 31 December 2003, the Group and the Company have commitments for future minimum lease payments under non-cancellable operating leases as follows:-

	Group		Company	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Payable:-				
Within 1 year	9,782	6,539	3,872	1,874
After 1 year but within 5 years	19,822	21,042	5,504	2,164

The leases typically run for an initial period of three to six years, with an option to renew the lease after that date. For renewed leases, the lease payments are determined based on the prevailing market rent at the point of renewal.

26. Commitments (cont'd)

(b) Sub-lease receivables

At 31 December 2003, the Group has future minimum sub-lease income under non-cancellable operating leases with terms more than one year as follows:

	Group	
	2003 $'000	2002 $'000
Receivable:-		
Within 1 year	1,006	955
After 1 year but within 5 years	413	579
	1,419	1,534

(c) Proposed dividends

After the balance sheet date, the Directors proposed the following dividends. These dividends have not been provided for:-

	2003 $'000	2002 $'000
Final and special dividends proposed of 1.5 cents and 1 cent (2002: 1 cent and 1 cent respectively) respectively per share less tax at 20% (2002: 22%)	7,747	6,031

27. Significant Related Parties Transactions

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

During the year, there were no significant related party transactions carried out on terms agreed between the parties:-

	Group	
	2003 $'000	2002 $'000
Rental expenses paid to a company in which a director has a substantial interest	-	95

28. Financial Instruments

(a) Financial risk management objectives and policies

The Group is exposed to credit risk, interest rate risk and foreign currency risk which arise in the normal course of the Group's business. The Group has risk management policies and guidelines which set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

(b) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on customers requiring credit over the recommended limit set by management.

(c) Interest rate risk

The Group's exposure to interest rate risk relates primarily to bank facilities and commercial papers with financial institutions.

(d) Foreign currency risk

In respect of other monetary assets and liabilities held in currencies other than in Singapore dollars, the Group ensures that the net exposure to currency fluctuation is kept to an acceptable level.

(e) Fair value

Recognised financial instruments

The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents and trade and other payables, bank overdrafts, and interest bearing loans and borrowings) are assumed to approximate their fair values.

The market values of investment in commercial notes as disclosed in Note 9 represent their fair value.

It is not practical to estimate the fair values of unquoted investments because of a lack of quoted market prices and the difficulty of obtaining a reliable or similar financial instrument for any comparison or estimation to be made. Management believes that the carrying amounts recorded at balance sheet date reflect the corresponding fair value.

29. *Contingent Liabilities (Secured)*

As at 31 December 2003, the Company has given to banks guarantees (secured) amounting to $46,827,000 (2002: $43,905,000) in respect of credit facilities extended to a jointly controlled entity.

30. Changes in Accounting Policies

For the financial year ended 31 December 2003, the operation of the medical laboratory and imaging centre previously reported under "Diagnostics" segment has been expanded. The new expanded segment is called "Hospital services".

The provision of specialised medical services and the operation of hospital previously reported as part of the "Healthcare" segment are now reported under the new "Hospital services" segment.

The change was made as the Board of Directors are of the view that it is a better reflection of the operations of the Group and more meaningful for users of the financial statements.

The comparative figures have been adjusted to take into account of the change.

31. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments

The Group comprises the following main business segments:-

Healthcare services	:	The operations of medical clinics and other general medical services; trading in pharmaceutical and nutraceutical products and diagnostic equipment; and provision of management and consultancy services.
Hospital services	:	The provision of specialised medical services and operation of hospital and business of medical laboratory and imaging centre.
Investment holdings	:	The investment in a jointly controlled entity and investment holding.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Segment assets are based on the geographical location of the assets.

(a) Business Segments

	Healthcare services $'000	Hospital services $'000	Investment holdings $'000	Eliminations $'000	Consolidated $'000
2003					
Revenue and expenses					
Total revenue from external customers	61,486	37,518	101	-	99,105
Inter-segment revenue	17	3,016	506	(3,539)	-
	61,503	40,534	607	(3,539)	99,105
Segment results	8,241	1,360	278	-	9,879
Finance costs					(91)
Share of profit in a jointly controlled entity	-	-	420	-	420
Income tax expense					(2,200)
Minority interests					52
Net profit for the year					8,060

31. Segment Reporting (cont'd)

(a) Business Segments (cont'd)

	Healthcare services $'000	Hospital services $'000	Investment holdings $'000	Eliminations $'000	Consolidated $'000
2003					
Other segmental information					
Capital expenditure	951	996	-	(53)	1,894
Depreciation expense	1,116	1,975	191	-	3,282
Amortisation expense	-	-	57	-	57
Other non-cash expenses	548	332	48	-	928
2002					
Revenue and expenses					
Total revenue from external customers	55,205	32,706	86	-	87,997
Inter-segment revenue	-	4,155	506	(4,661)	-
	55,205	36,861	592	(4,661)	87,997
Segment results	5,227	757	291	-	6,275
Finance costs					(93)
Share of loss in a jointly controlled entity	-	-	(80)	-	(80)
Income tax expense					(1,596)
Net profit for the year					4,506
Other segmental information					
Capital expenditure	1,288	2,005	-	-	3,293
Depreciation expense	1,133	1,997	190	-	3,320
Amortisation expense	-	-	58	-	58
Other non-cash expenses	786	(203)	-	-	583

31. Segment Reporting (cont'd)

(a) Business Segments (cont'd)

	Healthcare services $'000	Hospital services $'000	Investment holdings $'000	Eliminations $'000	Consolidated $'000
2003					
Assets and Liabilities					
Segment assets	122,628	25,120	8,734	(83,128)	73,354
Interest in jointly controlled entity	-	-	50,585	-	50,585
Deferred tax assets					1,806
Total assets					125,745
Segment liabilities	24,165	17,154	63,976	(79,312)	25,983
Current and deferred tax liabilities					3,322
Total liabilities					29,305
2002					
Assets and Liabilities					
Segment assets	120,463	26,432	9,038	(87,844)	68,089
Interest in jointly controlled entity	-	-	49,595	-	49,595
Deferred tax assets					2,024
Total assets					119,708
Segment liabilities	20,982	19,682	64,451	(81,928)	23,187
Current and deferred tax liabilities					2,593
Total liabilities					25,780

(b) Geographical Segments

	Singapore $'000	Hong Kong $'000	Consolidated $'000
2003			
Total revenue from external customers	95,408	3,697	99,105
Segment assets	71,826	1,528	73,354
Capital expenditure	1,779	115	1,894
2002			
Total revenue from external customers	84,372	3,625	87,997
Segment assets	66,584	1,505	68,089
Capital expenditure	3,232	61	3,293

32. Comparative Information

Comparatives in the financial statements have been changed from the previous year due to changes in accounting policies as described in note 30.

Shareholdings Statistics
as at 10 March 2004

Share Capital

Authorised share capital	-	S$50,000,000
Issued and fully paid-up	-	S$38,759,600
Class of shares	-	Ordinary shares of S$0.10 each
Voting rights	-	1 vote per ordinary share

Shareholdings Held in Hands of Public

Based on information available to the Company as at 10 March 2004, approximately 34.45% of the issued ordinary shares of the Company is held by the public and therefore Rule 723 of the Listing Manual is complied with.

Analysis of Shareholdings

Range of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 - 999	41	0.44	17,060	0.00
1,000 - 10,000	7,396	79.76	28,867,090	7.45
10,001 - 1,000,000	1,816	19.58	60,383,050	15.58
1,000,001 and above	20	0.22	298,328,799	76.97
	9,273	100.00	387,595,999	100.00

Substantial Shareholders

Name	Direct Interest as at 10 March 2004	Percentage of issued shares	Deemed Interest as at 10 March 2004	Percentage of issued shares
Dr Loo Choon Yong	31,841,999	8.22	222,157,000	57.32
Raffles Medical Holdings Pte Ltd	205,907,000	53.12	-	-

Top 20 Shareholders as at 10 March 2004

No.	Name	No. of Shares	%
1	Overseas Union Bank Nominees Pte Ltd	80,000,000	20.64
2	Raffles Medical Holdings Pte Ltd	78,390,000	20.22
3	DBS Nominees Pte Ltd	58,268,400	15.03
4	Loo Choon Yong	24,892,999	6.42
5	Lu Qing Hui	16,000,000	4.13
6	United Overseas Bank Nominees Pte Ltd	11,595,200	2.99
7	Overseas Chinese Bank Nominees Pte Ltd	4,472,400	1.15
8	HL Bank Nominees (S) Pte Ltd	4,088,000	1.05
9	UOB Kay Hian Pte Ltd	2,509,200	0.65
10	Hong Leong Finance Nominees Pte Ltd	2,329,100	0.60
11	Yii Hee Seng	2,037,000	0.53
12	Tan Tiang Lee	2,000,000	0.52
13	SBS Nominees Pte Ltd	1,962,500	0.51
14	Yang Ching Yu	1,560,000	0.40
15	Kim Eng Securities Pte Ltd	1,554,000	0.40
16	Kwok Wai Ling	1,542,000	0.40
17	Goh Ah Hoe	1,457,000	0.38
18	ING Nominees (S'pore) Nominees Pte Ltd	1,310,000	0.34
19	Shek Chee Keong	1,266,000	0.33
20	Teh Lim Song	1,095,000	0.28
		298,328,799	76.97

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 15th Annual General Meeting of the Company will be held at 585 North Bridge Road, Raffles Hospital #11-00, Singapore 188770 on Friday, 23 April 2004 at 3.00pm to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Accounts and the Auditors' Report thereon for the year ended 31 December 2003. **(Resolution 1)**

2. To approve the payment of a first and final dividend of 15% less tax for the year ended 31 December 2003. **(Resolution 2)**

3. To approve the payment of a special dividend of 10% less tax for the year ended 31 December 2003. **(Resolution 3)**

4. To approve Directors' fees ($110,000) for the year ended 31 December 2003 (2002: $70,000). **(Resolution 4)**

5. To re-elect the following Director who is retiring under Article 97 of the Articles of Association of the Company:
   5.1 Prof Lim Pin
   subject to his re-election, Prof Lim Pin who is an Independent Director for the purpose of Clause 704 (8) of the Listing Manual of the Singapore Exchange will be reappointed as Member of the Nomination & Compensation Committee. **(Resolution 5)**

6. To re-appoint KPMG as Auditors and authorise Directors to fix their remuneration. **(Resolution 6)**

AS SPECIAL BUSINESS

7. To consider and, if thought fit, pass the following Ordinary Resolutions: RESOLVED that:

   the Directors be and hereby authorised pursuant to the provisions of Section 161 of the Companies Act, Cap. 50 to allot and issue such of the unissued shares of the Company on such terms and conditions and with such rights or restrictions as they may deem fit PROVIDED ALWAYS THAT:

   (i) the aggregate number of shares to be issued pursuant to this Resolution does not exceed fifty percent (50%) of the issued share capital of the Company, for the time being and

   (ii) the aggregate number of shares issued other than on a pro-rata basis to the existing shareholders does not exceed twenty percent (20%) of the issued share capital of the Company for the time being and

   that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **(Resolution 7)**

AS SPECIAL BUSINESS (cont'd)

8. the Directors of the Company be and are hereby authorised to offer and grant options in accordance with the provisions of the Raffles Medical Group (2000) Share Option Scheme (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of such options under the Scheme, provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 15 percent of the total issued share capital of the Company from time to time. **(Resolution 8)**

9. To transact any other business which may be properly transacted at an Annual General Meeting.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 2 May 2004, for the preparation of dividend warrants. Duly completed transfers received by the Company's Register, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to the close of the business at 5.00pm on 30 April 2004 be registered to determine shareholders' entitlement to the proposed dividend. The proposed first and final dividend and the special dividend if approved at the Annual General Meeting will be paid on 12 May 2004.

BY ORDER OF THE BOARD

Moiz Tyebally
Company Secretary
Singapore, 7 April 2004

Notes:

An ordinary shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and to vote in his stead. An ordinary shareholder of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

A proxy need not be a member of the Company.

The instrument appointing a proxy must be deposited at the Company's Office at 585 North Bridge Road, Raffles Hospital #11-00, Singapore 188770, at least 48 hours before the time for holding the Meeting.

Proxy Form

Important
1. For investors who have used their CPF monies to buy Raffles Medical Group Ltd shares, Annual Report is forwarded to them at the request of their CPF Approved Nominee and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ______________________________

of ______________________________

being a member/member of the abovementioned Company hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

Add/or (delete as appropriate)

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf, and if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Friday, 23 April 2004 at 3.00pm and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish to vote (s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matters arising at the Annual General Meeting).

No.			For	Against
	ORDINARY BUSINESS			
1	Adoption of Report and Accounts	(Resolution 1)		
2	Declaration of Dividend	(Resolution 2)		
3	Declaration of Special Dividend	(Resolution 3)		
4	Approval of Directors' Fees	(Resolution 4)		
5	Re-election of the following Director in accordance with Article 97 of the Articles of Association of Company			
	5.1 Prof Lim Pin	(Resolution 5)		
6	Re-appointment of KPMG as Auditors	(Resolution 6)		
	SPECIAL BUSINESS			
7	Authority to issue shares up to 50% of issued capital	(Resolution 7)		
8	Authority to offer Raffles Medical Group (2000) Share Option Scheme	(Resolution 8)		

Dated this ______________ day of ____________ 2004

Total Number of Shares Held

____

Signature(s) of Member(s) or Common Seal

Fold this Flap For Sealing

Please
Affix
Stamp
Here

The Company Secretary
Raffles Medical Group Ltd
585 North Bridge Road
#11-00 Raffles Hospital
Singapore 188770

2nd Fold Here

Notes To Proxy Form:

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. Such proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

The instrument appointing a proxy or proxies (together with the power of attorney, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the registered office of the Company at 585 North Bridge Road, #11-00 Raffles Hospital, Singapore 188770 not later than 48 hours before the time appointed for the Annual General Meeting.

A corporation which is a member may authorise by a resolution of its directors or other governing body such person as it thinks fit to act as its representative at the 15th Annual General Meeting, in accordance with Section 161 of the Companies Act, Cap. 50 of Singapore.

3rd Fold Here

Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore), you should insert that number of shares. If you have share registered in your name in the Register of Members, you should insert the number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members.

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specific in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited ("CDP") to the Company.

RafflesHospital


A Hospital For All Your Healthcare Needs

Comprehensive specialist services combined with the most advanced medical technology and dedicated patient care

- 24 Hour Emergency
- Family Medicine Centre
- Raffles Specialist Centre
  - Raffles Aesthetics Centre
  - Raffles Cancer Centre
  - Raffles Children's Centre
  - Raffles Counselling Centre
  - Raffles DentiCare
  - Raffles Eye & ENT Centre
  - Raffles Heart Centre
  - Raffles Internal Medicine Centre
  - Raffles Japanese Clinic
  - Raffles Surgery Centre
  - Raffles Women's Centre

Contact us at our 24 Hour Appointments Hotline: 6311 1222 • Fax: 6311 2136
Email: specialist@raffleshospital.com



RafflesMedicalGroup

A Gift For Our Shareholders

0% off* Outpatient Medical Services

RMS AND CONDITIONS OVERLEAF

RAFFLES HOSPITAL

585 North Bridge Road Singapore 188770
www.raffleshospital.com

General Enquiries	**6311 1111**
Fax	**6311 2390**
Email	**enquiries@raffleshospital.com**

24 Hour Emergency	6311 1555
Family Medicine Centre	6311 2233
Admissions / Business Office	6311 1888
Raffles International Patients Centre	6311 1666
Raffles Health Screeners	6311 1222
Physiotherapy Centre	6311 1222
Raffles Diagnostica	
• Clinical Laboratory	6311 1760
• Radiology	6311 1290

RAFFLES SPECIALIST CENTRE

24 Hour Appointments Hotline	**6311 1222**
Fax	**6311 2136**
Email	**specialist@raffleshospital.com**

- Raffles Aesthetics Centre
- Raffles Cancer Centre
- Raffles Children's Clinic
- Raffles Counselling Centre
- Raffles DentiCare
- Raffles Eye & ENT Centre
- Raffles Heart Centre
- Raffles Internal Medicine Centre
- Raffles Japanese Clinic
- Raffles Surgery Centre
- Raffles Women's Centre

SINGAPORE CLINICS

Anchorpoint	6479 3818
Ang Mo Kio	6453 2288
[illegible]son	6225 2188
Bedok	6441 1736
Bishan	6456 7122
Capital Tower	6323 5212
Causeway Point	6894 0777
Clementi	6872 9043
Compass Point	6881 7337
Grand Plaza	6333 0551
Hougang 809	6386 7896
Jurong East	6899 6688
[illegible]	6765 3363
Loyang Point	6585 3333
Marina Square	6339 6644
Marsiling	6363 9000
Millenia Walk	6337 6000
Ngee Ann City	6734 7355
[illegible] Centre	6223 1188
[illegible] Centre	6535 2222
Raffles Airport Medical Centre	
• Airport Passsenger Terminal Two	6543 1118
• Airport Transit One	6543 1113
• Airport Transit Two	6543 1118
• Changi Cargo Complex	6543 1038
Siglap	6442 0488
Suntec City	6334 7667
Tampines DBS	6788 6833
Tampines Junction	6788 2222
Toa Payoh Central	6254 7667
Yishun	6755 0049

HONG KONG CLINICS

Central	
Bank of America Tower	(852) 2525 1730
Chek Lap Kok Hong Kong International Airport	
Passenger Terminal Building	(852) 2261 2626
Aberdeen	(852) 2126 7664
Penny's Bay	(852) 9101 7269

INDONESIA REPRESENTATIVE OFFICE

General Enquiries	(62 21) 570 1919
Fax	(62 21) 570 4974
Email	rmgindo@cbn.net.id

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RafflesMedicalGroup